January 18,
2006


Mail Stop 4561

Marc Ebersole
200 Hannover Park Road, Suite 120
Atlanta, GA 30350

      Re:	National Parking Systems, Inc.
		Form 10-KSB for the year ended December 31, 2004
	Forms 10-QSB for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005
		File No. 000-49933

Dear Mr. Ebersole:

      We have reviewed your response letter dated January 13, 2006 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission.

Form 10-KSB

Item 7 - Financial Statements

Consolidated Statements of Stockholders` Deficit, page F-5

1. We have read and considered your response to comment 1. Please provide us the proposed revisions or an amended Form 10-K for the year ending December 31, 2004 to reflect the revisions within the company`s Statements of Stockholders` Deficit.

Note A - Summary of Significant Accounting Policies, pages F-6 -
F-8

Reverse Merger, page F-6

2. We have read and considered your response to comment 2. Please file an amended Form 10-K for the year ending December 31, 2004 to respond to this comment.




Note C - Covenant-Not-To-Compete, page F-9

3. We have read and considered your response to comment 3. Please file an amended Form 10-K for the year ending December 31, 2004 to respond to this comment.

4. Clarify what is meant by the common stock being "tied to a non-compete agreement". For example, did you enter into non-compete agreements with the prior owners of the acquired business?


Form 10-QSB for the quarter ending September 30, 2005

Item 1 - Financial Statements

Consolidated Statement of Operations

5. Please revise your presentation in future filings to classify stock based compensation within the relevant categories on the face of the income statement and not separately.

Note D - Stockholders` Equity

6. We note that the company issued shares of its common stock to vendors for services provided. Please explain how the company considered SFAS 123 and EITF 96-18 in determining the measurement date and in determining fair value.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Yolanda Crittendon, Staff Accountant, at
(202)
551-3472 or the undersigned at (202) 551-3498 if you have questions.


							Sincerely,



								Linda VanDoorn
      Senior Assistant Chief Accountant
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Marc Ebersole
National Parking Systems, Inc.
January 18, 2006
Page 1